UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January, 2008

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                      No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 31, 2008

MITSUBISHI UFJ FINANCIAL GROUP, INC.

By:	/S/ Ryutaro Kusama
Name:	Ryutaro Kusama
Title:	Chief Manager, General Affairs
Corporate Administration Division

Consolidated Financial Information

<consistent with Japanese GAAP>

for the nine months ended December 31, 2007

January 31, 2008

Company name:	Mitsubishi UFJ Financial Group, Inc.
URL http://www.mufg.jp/
Stock exchange listings:	Tokyo, Osaka, Nagoya, New York
Code number:	8306
Representative:	Nobuo Kuroyanagi, President & CEO
For inquiry:	Takeaki Ishii, General Manager of Financial Accounting Office, Financial Planning Division
TEL (03) 3240-7200

Summary Information

1. Consolidated financial data for the nine months ended December 31, 2007

(1)	Results of Operations

	(Amounts of less than one million yen are rounded down)
	( % represents the change from the same period in previous fiscal year)
	Ordinary Income		Ordinary Profits		Net Income
	million yen	%	million yen	%	million yen	%
Nine months ended
December 31, 2007	4,758,387	10.4	665,033	(31.0)	314,656	(54.4)
December 31, 2006	4,308,950	56.3	963,979	30.2	690,550	12.2
FYE Mar. 31, 2007	6,094,033		1,457,080		880,997

	Net Income per Common Share	Diluted Net Income per Common Share
	yen	yen
Nine months ended
December 31, 2007	30.01	29.84
December 31, 2006	68,333.70	67,286.85
FYE Mar. 31, 2007	86,795.08	86,274.70

Percentages for the nine months ended December 31, 2006 represent the changes from the simple sum of amounts of former Mitsubishi Tokyo Financial Group, Inc. from April 1, 2005 to September 30, 2005 and amounts of Mitsubishi UFJ Financial Group, Inc. from October 1, 2005 to December 31, 2005.

(2)	Financial Conditions

	Total Assets	Total Net Assets	Net Assets Attributable to MUFG Shareholders to Total Assets (*1)	Total Net Assets per Common Share
	million yen	million yen	%	yen
As of
December 31, 2007	195,274,038	10,200,599	4.3	770.90
December 31, 2006	191,355,513	10,090,525	4.2	760,975.97
March 31, 2007	187,281,022	10,523,700	4.5	801,320.41

(*1)	“Net assets attributable to MUFG shareholders to total assets” is computed under the formula shown below.

(Total net assets - Subscription rights to shares - Minority interests) / Total assets

(*2)	Risk-adjusted Capital Ratio will be disclosed separately in late February 2008.

2. Dividends on Common Stock

Dividends per Common Share
yen
Nine months ended
December 31, 2006	—
December 31, 2007	—

3. Earnings forecasts for the fiscal year ending March 31, 2008 (Consolidated)

	( % represents the change from the same period in previous fiscal year)
	Ordinary Income		Ordinary Profits		Net Income		Net Income per Common Share
	million yen	%	million yen	%	million yen	%	yen
Annual	6,500,000	6.7	1,150,000	(21.1)	600,000	(31.9)	57.45

Unchanged from forecasts announced on November 21, 2007

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Mitsubishi UFJ Financial Group, Inc.

4. Other

(1)	Changes in significant subsidiaries (changes in scope of consolidation involving “Specified Subsidiary” (Tokutei Kogaisya)) during the period:

Newly consolidated: 2 companies (MUFG Capital Finance 6 Limited and BTMU Preferred Capital 6 Limited)

Excluded from consolidation: None

(2)	Adoption of simplified accounting methods: Adopted

(3)	There were changes in accounting policies during the period.

Please refer to “4. Other” in Qualitative information and financial statements section on page 4 for detailed information.

(Notes for forecasted information)

The forecast for net income per common share is calculated based on forecasted average number of common shares outstanding for the fiscal year.

This financial summary report and the accompanying financial highlights contain forward-looking statements regarding estimations, forecasts, targets and plans in relation to the results of operations, financial conditions and other overall management of the company and/or the group as a whole (the “forward-looking statements”). The forward-looking statements are made based upon, among other things, the company’s current estimations, perceptions and evaluations. In addition, in order for the company to adopt such estimations, forecasts, targets and plans regarding future events, certain assumptions have been made. Accordingly, due to various risks and uncertainties, the statements and assumptions are inherently not guarantees of future performance, may be considered differently from alternative perspectives and may result in material differences from the actual result. For the main factors that may effect the current forecasts, please see the Consolidated Summary Report, Annual Securities Report, Disclosure Book, Annual Report, and other current disclosures that the company has announced.

(Adjustments related to stock split effective on September 30, 2007)

A 1,000 for 1 common stock split became effective on September 30, 2007. Adjusted “per share” information for the fiscal year ended March 31, 2007 and the nine months ended December 31, 2006 prepared on the assumption that the stock split had been effective as of April 1, 2006 is as follows:

	Net Income per Common Share	Diluted Net Income per Common Share
	yen	yen
Consolidated
Nine months ended December 31, 2006	68.33	67.29
Fiscal year ended March 31, 2007	86.80	86.27

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Mitsubishi UFJ Financial Group, Inc.

Qualitative Information and Financial Statements

1. Qualitative information related to the consolidated results of operations

Consolidated gross profits (gross profits before credit related costs for trust accounts) for the nine months ended December 31, 2007 was ¥2,559.9 billion, a decrease of ¥127.3 billion compared to the previous nine months ended December 31, 2006. This decrease was mainly due to a decrease of ¥43.8 billion in net fees and commissions and a decrease of ¥137.4 billion in net other business profits, which were partially offset by an increase of ¥6.1 billion in net interest income and an increase of ¥48.8 billion in net trading profits, compared to the previous nine months ended December 31, 2006. General and administrative expenses for the nine months ended December 31, 2007 was ¥1,574.5 billion, an increase of ¥38.5 billion compared to the previous nine months ended December 31, 2006. As a result, net business profits (before credit related costs for trust accounts and provision for general allowance for credit losses) for the nine months ended December 31, 2007 was ¥985.4 billion, a decrease of ¥165.9 billion compared to the previous nine months ended December 31, 2006.

Total credit related costs for the nine months ended December 31, 2007 was ¥334.4 billion, an increase of ¥341.2 billion compared to the previous nine months ended December 31, 2006. Total of net gains (losses) on equity securities for the nine months ended December 31, 2007 was ¥36.9 billion, an increase of ¥19.0 billion compared to the previous nine months ended December 31, 2006. This increase was mainly due to an increase in gains on sales of equity securities. There was also a loss of ¥35.6 billion in other net non-recurring losses in the nine months ended December 31, 2007.

As a result, consolidated ordinary profit for the nine months ended December 31, 2007 was ¥665.0 billion, a decrease of ¥298.9 billion compared to the previous nine months ended December 31, 2006. Net income for the nine months ended December 31, 2007 was ¥314.6 billion, a decrease of ¥375.8 billion compared to the previous nine months ended December 31, 2006. This decrease was mainly due to a decrease in net extraordinary gains of ¥219.2 billion compared to the previous nine months ended December 31, 2006, caused primarily by the decrease in reversal of allowance for credit losses.

2. Qualitative information related to the consolidated financial conditions

Total assets increased by ¥7,993.0 billion from March 31, 2007 to ¥195,274.0 billion at December 31, 2007 (an increase of ¥3,918.5 billion from December 31, 2006), and total net assets decreased by ¥323.1 billion from March 31, 2007 to ¥10,200.5 billion at December 31, 2007 (an increase of ¥110.0 billion from December 31, 2006). The decrease in total net assets was mainly due to a decrease in net unrealized gains on other securities, mainly equity securities, by ¥640.7 billion, which were partially offset by an increase in retained earnings of ¥168.3 billion.

With regards to assets, investment securities decreased by ¥4,589.5 billion from March 31, 2007 to ¥43,618.0 billion at December 31, 2007 (a decrease of ¥5,363.9 billion from December 31, 2006), and loans and bills discounted increased by ¥3,675.5 billion from March 31, 2007 to ¥88,507.4 billion at December 31, 2007 (an increase of ¥1,485.5 billion from December 31, 2006). With regards to liabilities, deposits increased by ¥2,902.0 billion from March 31, 2007 to ¥121,610.7 billion at December 31, 2007 (an increase of ¥5,351.9 billion from December 31, 2006).

3. Qualitative information related to the consolidated earnings forecasts

There are no changes to our earnings forecasts issued on November 21, 2007 for the fiscal year ending March 31, 2008.

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Mitsubishi UFJ Financial Group, Inc.

4. Other

(1)	Changes in significant subsidiaries (changes in scope of consolidation involving “Specified Subsidiary” (Tokutei Kogaisya)) during the period

The following Specified Subsidiaries were newly consolidated during the period.

Name	Location	Stated Capital	Primary Business	Ownership
MUFG Capital Finance 6 Limited	George Town, Grand Cayman, Cayman Islands	150,000 million yen	Finance	100%
BTMU Preferred Capital 6 Limited	George Town, Grand Cayman, Cayman Islands	150,006 million yen	Finance	100 (100)	% %

Notes:

1.	Both of these Specified Subsidiaries are overseas special purpose companies established for issuance of Non-dilutive Preferred Securities.

2.	The bracketed number in “Ownership” means MUFG’s indirect ownership share through subsidiaries.

(2)	Adoption of simplified accounting methods

Allowance for loan losses and some other items are stated partially under simplified accounting methods.

Allowance for loan losses is stated based on the following methods:

For some of the claims to borrowers whose internal credit ratings did not change since the previous semi-annual period-end, allowance is calculated based on the loan loss ratios applied to the borrower in the previous semi-annual period-end settlement.

For some of the claims to borrowers whose internal credit ratings changed since the previous semi-annual period-end, allowance is calculated based on the loan loss ratios used in the previous semi-annual period-end settlement correlated to internal credit ratings of the borrowers as of December 31, 2007.

Some amounts of assets, which are not material, are stated by estimation based on actual amounts as of the previous semi-annual period-end.

(3)	Changes in accounting policies during the period

(Changes in grouping methods for recognition and measurement of impairment losses for fixed assets)

Upon its merger with DC Card Co., Ltd., Mitsubishi UFJ NICOS Co., Ltd., a consolidated subsidiary of MUFG, changed its grouping method for recognition and measurement of impairment losses for fixed assets. Assets related to credit card business, which used to be grouped as one unit, were allocated into smaller business units which are consistent with the ongoing management and monitoring under the internal managerial accounting. This revision was made as operating systems improved and as a result of business restructurings from aforementioned merger.

This revision caused a 813 million yen increase in ordinary profits and a 4,446 million yen decrease in income before income taxes and others.

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Mitsubishi UFJ Financial Group, Inc.

5. Consolidated Financial Statements

(1) Consolidated Balance Sheets

(in millions of yen)	As of December 31, 2007 (A)	As of March 31, 2007 (B)	Increase (Decrease) (A) - (B)	(Reference) As of December 31, 2006
Assets:
Cash and due from banks	11,387,430	8,760,240	2,627,189	9,489,039
Call loans and bills bought	712,980	1,897,554	(1,184,574)	1,463,814
Receivables under resale agreements	5,291,527	4,173,178	1,118,349	4,874,350
Receivables under securities borrowing transactions	8,033,830	6,700,434	1,333,396	4,566,512
Commercial paper and other debt purchased	5,156,371	4,241,859	914,511	3,971,315
Trading assets	12,540,410	9,577,974	2,962,435	10,688,568
Money held in trust	469,774	368,972	100,802	421,329
Investment securities	43,618,045	48,207,623	(4,589,578)	48,981,969
Allowance for losses on investment securities	(33,800)	(26,150)	(7,649)	(21,707)
Loans and bills discounted	88,507,468	84,831,949	3,675,518	87,021,954
Foreign exchanges	1,560,158	1,353,848	206,309	1,331,265
Other assets	5,028,798	4,714,204	314,594	6,038,917
Tangible fixed assets	1,714,947	1,697,105	17,842	1,694,358
Intangible fixed assets	964,513	741,705	222,808	695,516
Deferred tax assets	383,829	259,144	124,684	433,460
Customers’ liabilities for acceptances and guarantees	11,183,570	10,966,811	216,758	10,803,737
Allowance for credit losses	(1,245,817)	(1,185,432)	(60,384)	(1,098,887)

Total assets	195,274,038	187,281,022	7,993,015	191,355,513

Liabilities:
Deposits	121,610,756	118,708,663	2,902,092	116,258,812
Negotiable certificates of deposit	6,768,632	7,083,233	(314,601)	6,970,849
Call money and bills sold	3,886,472	2,546,243	1,340,228	2,868,357
Payables under repurchase agreements	10,116,789	8,214,875	1,901,913	9,309,803
Payables under securities lending transactions	4,167,610	5,135,235	(967,625)	5,625,710
Commercial paper	509,890	607,902	(98,012)	603,291
Trading liabilities	5,442,904	4,299,018	1,143,886	5,325,653
Borrowed money	6,136,258	4,810,735	1,325,523	7,099,360
Foreign exchanges	1,274,128	1,001,763	272,364	829,540
Short-term corporate bonds	399,300	326,000	73,300	462,600
Bonds and notes	6,399,758	6,505,572	(105,813)	6,568,587
Bonds with warrants	—	49,656	(49,656)	49,673
Due to trust accounts	2,173,282	1,542,448	630,834	1,878,555
Other liabilities	4,400,263	4,326,742	73,521	6,068,952
Reserve for employees’ bonuses	15,958	53,427	(37,469)	15,871
Reserve for bonuses to directors and corporate auditors	160	363	(202)	173
Reserve for employees’ retirement benefits	62,158	66,524	(4,365)	69,439
Reserve for retirement benefits to directors and corporate auditors	1,916	—	1,916	—
Reserve for contingent losses	141,682	116,249	25,433	122,802
Reserve for losses related to business restructuring	28,397	—	28,397	—
Reserves under special laws	4,477	2,316	2,160	2,184
Deferred tax liabilities	147,911	187,755	(39,843)	121,840
Deferred tax liabilities for land revaluation	201,158	205,782	(4,623)	209,191
Acceptances and guarantees	11,183,570	10,966,811	216,758	10,803,737

Total liabilities	185,073,439	176,757,322	8,316,116	181,264,987

Net assets:
Capital stock	1,383,052	1,383,052	—	1,383,052
Capital surplus	1,865,723	1,916,300	(50,577)	1,916,306
Retained earnings	4,270,589	4,102,199	168,390	3,911,026
Treasury stock	(725,760)	(1,001,470)	275,710	(1,001,081)
Total shareholders’ equity	6,793,604	6,400,081	393,522	6,209,304
Net unrealized gains (losses) on other securities, net of taxes	1,414,051	2,054,813	(640,762)	1,856,745
Net deferred gains (losses) on hedging instruments, net of taxes	12,919	(56,429)	69,348	(75,078)
Land revaluation excess, net of taxes	143,628	148,281	(4,653)	148,492
Foreign currency translation adjustments	(40,681)	(26,483)	(14,198)	(29,273)
Total valuation and translation adjustments	1,529,918	2,120,183	(590,264)	1,900,887
Subscription rights to shares	2,023	0	2,023	0
Minority interests	1,875,052	2,003,434	(128,382)	1,980,334

Total net assets	10,200,599	10,523,700	(323,101)	10,090,525

Total liabilities and net assets	195,274,038	187,281,022	7,993,015	191,355,513

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Mitsubishi UFJ Financial Group, Inc.

(2) Consolidated Statements of Income

(in millions of yen)	For the nine months ended December 31, 2007 (A)	For the nine months ended December 31, 2006 (B)	Increase (Decrease) (A) - (B)	(Reference) For the fiscal year ended March 31, 2007
Ordinary income
Interest income:	2,955,376	2,521,091	434,284	3,514,976
(Interest on loans and bills discounted)	1,760,046	1,564,321	195,724	2,123,825
(Interest and dividends on securities)	590,819	522,897	67,922	778,295
Trust fees	112,035	113,120	(1,084)	152,945
Fees and commissions	928,435	962,578	(34,143)	1,330,617
Trading income	256,792	207,911	48,881	315,042
Other business income	197,469	255,526	(58,057)	331,646
Other ordinary income	308,277	248,720	59,557	448,805

Total ordinary income	4,758,387	4,308,950	449,436	6,094,033

Ordinary expenses:
Interest expenses:	1,571,182	1,143,460	427,721	1,613,422
(Interest on deposits)	696,724	524,102	172,621	732,883
Fees and commissions	132,332	122,648	9,684	171,993
Other business expenses	188,509	109,139	79,369	136,050
General and administrative expenses	1,591,750	1,558,900	32,850	2,111,754
Other ordinary expenses	609,578	410,821	198,757	603,732

Total ordinary expenses	4,093,353	3,344,970	748,383	4,636,953

Ordinary profits	665,033	963,979	(298,946)	1,457,080

Extraordinary gains	50,858	244,636	(193,778)	132,123
Extraordinary losses	83,833	58,377	25,456	80,473

Income before income taxes and others	632,058	1,150,238	(518,180)	1,508,730

Income taxes - current	66,670	87,632	(20,962)	115,091
Income taxes - deferred	196,034	301,876	(105,842)	413,731
Minority interests	54,696	70,178	(15,481)	98,910

Net income	314,656	690,550	(375,894)	880,997

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Mitsubishi UFJ Financial Group, Inc.

(3) Consolidated Statement of Changes in Net Assets

(From April 1, 2007 to December 31, 2007)

	(in millions of yen)
	Shareholders’ equity
	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total shareholders’ equity
Balances as of March 31, 2007	1,383,052	1,916,300	4,102,199	(1,001,470)	6,400,081
Changes during the period
Dividends from retained earnings			(141,327)		(141,327)
Net income			314,656		314,656
Acquisition of treasury stock				(151,722)	(151,722)
Disposition of treasury stock		(50,577)		427,432	376,855
Reversal of land revaluation excess, net of taxes			4,733		4,733
Changes in accounting standards in overseas consolidated subsidiaries			(9,672)		(9,672)
Net changes in items other than shareholders’ equity

Total changes during the period	—	(50,577)	168,390	275,710	393,522

Balances as of December 31, 2007	1,383,052	1,865,723	4,270,589	(725,760)	6,793,604

	(in millions of yen)
	Valuation and translation adjustments					Subscription rights to shares	Minority interests	Total net assets
	Net unrealized gains (losses) on other securities, net of taxes	Net deferred gains (losses) on hedging instruments, net of taxes	Land revaluation excess, net of taxes	Foreign currency translation adjustments	Total valuation and translation adjustments
Balances as of March 31, 2007	2,054,813	(56,429)	148,281	(26,483)	2,120,183	0	2,003,434	10,523,700

Changes during the period
Dividends from retained earnings								(141,327)
Net income								314,656
Acquisition of treasury stock								(151,722)
Disposition of treasury stock								376,855
Reversal of land revaluation excess, net of taxes								4,733
Changes in accounting standards in overseas consolidated subsidiaries								(9,672)
Net changes in items other than shareholders’ equity	(640,762)	69,348	(4,653)	(14,198)	(590,264)	2,023	(128,382)	(716,624)

Total changes during the period	(640,762)	69,348	(4,653)	(14,198)	(590,264)	2,023	(128,382)	(323,101)

Balances as of December 31, 2007	1,414,051	12,919	143,628	(40,681)	1,529,918	2,023	1,875,052	10,200,599

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Mitsubishi UFJ Financial Group, Inc.

(From April 1, 2006 to December 31, 2006)

	(in millions of yen)
	Shareholders’ equity
	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total shareholders’ equity
Balances as of March 31, 2006	1,383,052	1,915,855	3,325,980	(773,941)	5,850,946
Changes during the period
Dividends from retained earnings			(103,150)		(103,150)
Bonuses to directors and corporate auditors			(163)		(163)
Net income			690,550		690,550
Acquisition of treasury stock				(291,513)	(291,513)
Disposition of treasury stock		456		64,372	64,829
Reversal of land revaluation excess, net of taxes			1,100		1,100
Decrease in consolidated subsidiaries			(16)		(16)
Decrease in companies accounted for under the equity method			(2,003)		(2,003)
Increase in consolidated subsidiaries resulting from changes in accounting standard			(1,270)		(1,270)
Others		(4)			(4)
Net changes in items other than shareholders’ equity

Total changes during the period	—	451	585,046	(227,140)	358,358

Balances as of December 31, 2006	1,383,052	1,916,306	3,911,026	(1,001,081)	6,209,304

	(in millions of yen)
	Valuation and translation adjustments					Subscription rights to shares	Minority interests	Total net assets
	Net unrealized gains (losses) on other securities, net of taxes	Net deferred gains (losses) on hedging instruments, net of taxes	Land revaluation excess, net of taxes	Foreign currency translation adjustments	Total valuation and translation adjustments
Balances as of March 31, 2006	1,769,525	—	149,534	(42,168)	1,876,891	0	2,098,512	9,826,349

Changes during the period
Dividends from retained earnings								(103,150)
Bonuses to directors and corporate auditors								(163)
Net income								690,550
Acquisition of treasury stock								(291,513)
Disposition of treasury stock								64,829
Reversal of land revaluation excess, net of taxes								1,100
Decrease in consolidated subsidiaries								(16)
Decrease in companies accounted for under the equity method								(2,003)
Increase in consolidated subsidiaries resulting from changes in accounting standard								(1,270)
Others								(4)
Net changes in items other than shareholders’ equity	87,220	(75,078)	(1,041)	12,895	23,995	—	(118,177)	(94,181)

Total changes during the period	87,220	(75,078)	(1,041)	12,895	23,995	—	(118,177)	264,176

Balances as of December 31, 2006	1,856,745	(75,078)	148,492	(29,273)	1,900,887	0	1,980,334	10,090,525

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Mitsubishi UFJ Financial Group, Inc.

(Reference)

(From April 1, 2006 to March 31, 2007)

	(in millions of yen)
	Shareholders’ equity
	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total shareholders’ equity
Balances as of March 31, 2006	1,383,052	1,915,855	3,325,980	(773,941)	5,850,946
Changes during the period
Dividends from retained earnings			(103,150)		(103,150)
Bonuses to directors and corporate auditors			(163)		(163)
Net income			880,997		880,997
Acquisition of treasury stock				(292,199)	(292,199)
Disposition of treasury stock		451		64,669	65,121
Reversal of land revaluation excess, net of taxes			1,311		1,311
Decrease in consolidated subsidiaries			(16)		(16)
Decrease in companies accounted for under the equity method			(2,003)		(2,003)
Increase in consolidated subsidiaries resulting from changes in accounting standard			(1,270)		(1,270)
Unrecognized actuarial difference based on accounting standard for retirement benefits in UK			515		515
Others		(6)			(6)
Net changes in items other than shareholders’ equity

Total changes during the period	—	445	776,219	(227,529)	549,135

Balances as of March 31, 2007	1,383,052	1,916,300	4,102,199	(1,001,470)	6,400,081

	(in millions of yen)
	Valuation and translation adjustments					Subscription rights to shares	Minority interests	Total net assets
	Net unrealized gains (losses) on other securities, net of taxes	Net deferred gains (losses) on hedging instruments, net of taxes	Land revaluation excess, net of taxes	Foreign currency translation adjustments	Total valuation and translation adjustments
Balances as of March 31, 2006	1,769,525	—	149,534	(42,168)	1,876,891	0	2,098,512	9,826,349

Changes during the period
Dividends from retained earnings								(103,150)
Bonuses to directors and corporate auditors								(163)
Net income								880,997
Acquisition of treasury stock								(292,199)
Disposition of treasury stock								65,121
Reversal of land revaluation excess, net of taxes								1,311
Decrease in consolidated subsidiaries								(16)
Decrease in companies accounted for under the equity method								(2,003)
Increase in consolidated subsidiaries resulting from changes in accounting standard								(1,270)
Unrecognized actuarial difference based on accounting standard for retirement benefits in UK								515
Others								(6)
Net changes in items other than shareholders’ equity	285,288	(56,429)	(1,252)	15,685	243,292	—	(95,077)	148,214

Total changes during the period	285,288	(56,429)	(1,252)	15,685	243,292	—	(95,077)	697,350

Balances as of March 31, 2007	2,054,813	(56,429)	148,281	(26,483)	2,120,183	0	2,003,434	10,523,700

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Mitsubishi UFJ Financial Group, Inc.

(4) Statements of Trust Assets and Liabilities

Mitsubishi UFJ Trust and Banking Corporation (Non-consolidated)

Including trust assets under service-shared co-trusteeship

(in millions of yen)	As of December 31, 2007 (A)	As of March 31, 2007 (B)	Increase (Decrease) (A) - (B)	(Reference) As of December 31, 2006
Assets:
Loans and bills discounted	276,232	318,762	(42,530)	332,324
Securities	59,125,851	51,797,506	7,328,345	50,777,948
Beneficiary rights to the trust	27,826,548	24,954,882	2,871,665	25,176,051
Securities held in custody accounts	1,502,143	1,327,575	174,567	1,426,191
Money claims	12,350,954	12,639,248	(288,293)	12,223,635
Tangible fixed assets	8,459,499	7,810,422	649,077	—
Intangible fixed assets	135,283	91,057	44,225	—
Premises and equipment	—	—	—	7,269,109
Surface rights	—	—	—	18,405
Real estate lease rights	—	—	—	63,114
Other claims	2,619,206	3,005,010	(385,804)	2,508,317
Call loans	1,196,004	1,321,679	(125,675)	1,276,620
Due from banking account	2,173,158	1,542,327	630,831	1,878,376
Cash and due from banks	2,107,979	1,442,039	665,939	1,203,330

Total assets	117,772,861	106,250,513	11,522,348	104,153,423

Liabilities:
Money trusts	28,519,095	30,086,680	(1,567,584)	29,017,861
Pension trusts	14,089,781	13,444,615	645,165	12,780,390
Property formation benefit trusts	12,535	13,978	(1,443)	13,784
Loan trusts	265,812	379,728	(113,915)	432,844
Investment trusts	25,912,507	23,220,314	2,692,192	23,537,078
Money entrusted other than money trusts	3,056,122	2,909,555	146,566	2,971,516
Securities trusts	1,879,631	1,773,451	106,180	1,913,846
Money claim trusts	12,917,515	13,099,740	(182,224)	12,740,560
Equipment trusts	39,119	42,461	(3,341)	42,666
Land and fixtures trusts	106,285	114,487	(8,201)	115,787
Composite trusts	30,974,453	21,165,498	9,808,954	20,587,086
Other trusts	—	—	—	0

Total liabilities	117,772,861	106,250,513	11,522,348	104,153,423

10

Mitsubishi UFJ Financial Group, Inc.

(5) Business Segment Information

<For the nine months ended Dcember 31, 2007>

	(in millions of yen)
	Banking	Trust Banking	Securities	Credit card	Other	Total	(Elimination)	Consolidated
Ordinary profits	547,140	142,114	38,074	(48,648)	504,890	1,183,570	(518,536)	665,033

Notes:

1.	“Ordinary profits” corresponds to “Operating profits” on the statement of income of companies in non-banking industries.

2.	“Other” includes leasing.

3.	“Other” includes 502,470 million yen of dividends from MUFG’s domestic consolidated banking subsidiary and domestic consolidated trust banking subsidiary.

4.	Changes in grouping methods for recognition and measurement of impairment losses for fixed assets Upon its merger with DC Card Co., Ltd., Mitsubishi UFJ NICOS Co., Ltd., a consolidated subsidiary of MUFG, changed its grouping method for recognition and measurement of impairment losses for fixed assets. Assets related to credit card business, which used to be grouped as one unit, were allocated into smaller business units which are consistent with the ongoing management and monitoring under the internal managerial accounting. This revision was made as operating systems improved and as a result of business restructurings from aforementioned merger.

This revision caused a 813 million yen increase in ordinary profits on “Credit card”.

<For the nine months ended Dcember 31, 2006>

	(in millions of yen)
	Banking	Trust Banking	Securities	Credit card	Other	Total	(Elimination)	Consolidated
Ordinary profits	710,068	192,713	39,918	80,068	436,624	1,459,392	(495,413)	963,979

Notes:

1.	“Ordinary profits” corresponds to “Operating profits” on the statement of income of companies in non-banking industries.

2.	“Other” includes leasing.

3.	“Other” includes 488,899 million yen of dividends from MUFG’s domestic consolidated banking subsidiary and domestic consolidated trust banking subsidiary.

(Reference)

<For the fiscal year ended March 31, 2007>

	(in millions of yen)
	Banking	Trust Banking	Securities	Credit card	Other	Total	(Elimination)	Consolidated
Ordinary profits	1,127,449	273,065	70,522	9,240	384,852	1,865,130	(408,050)	1,457,080

Notes:

1.	“Ordinary profits” corresponds to “Operating profits” on the statement of income of companies in non-banking industries.

2.	“Other” includes leasing.

3.	“Other” includes 488,899 million yen of dividends from MUFG’s domestic consolidated banking subsidiary and domestic consolidated trust banking subsidiary.

11

Selected Financial Information

<consistent with Japanese GAAP>

For the nine months ended December 31, 2007

Mitsubishi UFJ Financial Group, Inc.

[Contents]

I. Financial Highlights for the nine months ended December 31, 2007		1

II. Summary Report for the nine months ended December 31, 2007

1. Financial Results	[ MUFG Consolidated ] *1	5

	[ BTMU and MUTB Combined ] *2	6

	[ BTMU Non-consolidated ]	7

	[ MUTB Non-consolidated ]	8

2. Non-performing Loans Based on the Financial Reconstruction Law	[ BTMU and MUTB Combined including Trust Accounts ] *3	9

	[ BTMU Non-consolidated : Banking Accounts ]

	[ MUTB Non-consolidated : Banking Accounts]

	[ MUTB Non-consolidated : Trust Accounts ]

3. Return on Equity	[ MUFG Consolidated ]	10

4. Average Interest Rate Spread	[ BTMU and MUTB Combined ]	10

5. Fair Value Information on Investment Securities	[ MUFG Consolidated ]	11

	[ BTMU Non-consolidated ]	12

	[ MUTB Non-consolidated ]	13

6. Loans and Deposits	[ BTMU and MUTB Combined ]	14

7. Domestic Deposits	[ BTMU and MUTB Combined ]	14

8. Domestic Consumer Loans	[ BTMU and MUTB Combined : Banking Accounts]	14

	[ MUTB Non-consolidated : Trust Accounts ]

9. Domestic Loans to Small / Medium-sized Companies and Proprietors	[ BTMU and MUTB Combined : Banking Accounts]	14

	[ MUTB Non-consolidated : Trust Accounts ]

10. Tax Effects of the Items Comprising Net Deferred Tax Assets	[ BTMU Non-consolidated ]	15

	[ MUTB Non-consolidated ]

(*1)	“MUFG” means Mitsubishi UFJ Financial Group, Inc.
(*2)	“BTMU” means The Bank of Tokyo-Mitsubishi UFJ, Ltd.

“MUTB” means Mitsubishi UFJ Trust and Banking Corporation.

(*3)	“BTMU and MUTB Combined” means simple sum of “BTMU” and “MUTB” without consolidation processes.

Mitsubishi UFJ Financial Group, Inc.

I. Financial Highlights for the nine months ended December 31, 2007

1. Highlights of Consolidated Statements of Income

Consolidated net business profits was ¥985.4 billion, a decrease of ¥165.9 billion compared to the previous nine months ended December 31, 2006. This decrease was mainly due to a decrease in consolidated gross profits by the deterioration in financial market conditions.

Consolidated net income was ¥314.6 billion, a decrease of ¥375.8 billion compared to the previous nine months period. This was mainly due to ¥334.4 billion of total credit related costs in the nine months ended December 31, 2007, and the recording of reconstruction allowance which was accounted for as extraordinary losses in the interim period of fiscal 2007, due to the implementation of structural reforms at Mitsubishi UFJ NICOS Co., Ltd.

		(in billions of yen )
		Nine months ended December 31, 2007 (A)	Nine months ended December 31, 2006 (B)	(A) - (B)
1	Gross profits before credit related costs for trust accounts	2,559.9	2,687.2	(127.3)
2	General and administrative expenses	1,574.5	1,535.9	38.5
3	Net business profits before credit related costs for trust accounts and provision for general allowance for credit losses	985.4	1,151.3	(165.9)
4	Credit related costs*[1]	(334.4)	(133.2)	(201.1)
5	Total of net gains (losses) on equity securities	36.9	17.9	19.0
6	Profits (Losses) from investments in affiliates	12.8	(32.6)	45.4
7	Other net non-recurring gains (losses)	(35.6)	(39.3)	3.6

8	Ordinary profits	665.0	963.9	(298.9)

9	Net extraordinary gains	(32.9)	186.2	(219.2)
10	Gains on loans written-off	31.2	94.7	(63.4)
11	Reversal of allowance for credit losses	—	140.0	(140.0)
12	Provision for reserve for losses related to business restructuring	(62.4)	—	(62.4)
13	Total of income taxes-current and income taxes-deferred	262.7	389.5	(126.8)
14	Minority interests	54.6	70.1	(15.4)

15	Net income	314.6	690.5	(375.8)

16	Total credit related costs (negative amount express expenses)*[2]	(334.4)	6.7	(341.2)

*[1]	Credit related costs = Credit related costs(Net non-recurring gains(losses))+Credit related costs for trust accounts +Provision for general allowance for credit losses
*[2]	Total credit related costs = Credit related costs+Reversal of allowance for credit losses

Mitsubishi UFJ Financial Group, Inc.

2. Highlights of Consolidated Balance Sheets

à	Loans and Deposits

Loans and bills discounted (including trust accounts) were ¥88.7 trillion, an increase of ¥1.7 trillion compared to September 30, 2007, due to an increase in both domestic and overseas loans.

Deposits were ¥121.6 trillion, an increase of ¥3.9 trillion compared to September 30, 2007, mainly due to an increase in deposits of domestic (individual) accounts and deposits at overseas offices .

The average interest rate spread (sum of two banks*) between domestic loans and domestic deposits increased to 1.48% in the third quarter (from October 1 to December 31) of fiscal 2007 , from 1.44% in the first half of fiscal 2007.

à	Non-performing loans (Sum of two banks* )

Non-performing loans ratio was 1.21% representing a decline of 0.07 points compared to September 30, 2007. The progress in the disposal of non-performing loans and upgrades of borrowers’ credit ratings contributed to this decline in non-performing loans ratio.

*	Two banks means The Bank of Tokyo-Mitsubishi UFJ, Ltd., and Mitsubishi UFJ Trust and Banking Corporation.

à	Net unrealized gains (losses) on securities (Total of other securities with market value)

Net unrealized gains (losses) on other securities with market value were ¥2.33 trillion, a decrease of ¥0.64 trillion compared to September 30, 2007. This decrease was due to a decrease in unrealized gains on domestic equity securities.

Net unrealized losses of other securities (Other) which includes sub-prime loan related financial products were ¥0.02 trillion.

Mitsubishi UFJ Financial Group, Inc.

à	Regarding investments in sub-prime loan related financial products and SIVs(*1) as of end of December 2007.

•	MUFG Group’s investments in sub-prime loan related financial products and SIVs are as the table below.

(Management accounting basis, approximate figures, in billions of Japanese Yen.)

	End of September 2007	End of December 2007		Change
Sub-prime loan related investments (excluding SIVs)
Impairment	(4.0)	[ (9.0	) (*2)]	(5.0)
Balance (after impairment)	259.0	243.0		(16.0)
Appraisal losses	(8.0)	(30.0)		(22.0)

Appraisal losses on sub-prime loan related investments (including SIVs)	(20.0)
Appraisal losses on SIVs that holds sub-prime loan related securitized products	(12.0)

(*1)	SIV is an abbreviation of Structured Investment Vehicle, which is a collective name for such vehicles investing in securitized products.
(*2)	The impairment amount is the cumulative total from April 2007.

	End of September 2007	End of December 2007		Change
Investments in SIVs
Losses on sales of SIVs	—	[ (2.0	)]	(2.0)
Impairment	—	[ (44.0	)]	(44.0)
Balance (after impairment)	89.0	39.0		(50.0)
SIVs that invests in sub-prime loan related securitized products	49.0	13.0		(36.0)
SIVs that does not invest in sub-prime loan related securitized products	40.0	26.0		(14.0)
Appraisal losses	(18.0)	(1.0)		17.0
SIVs that invests in sub-prime loan related securitized products	(12.0)	—		12.0
SIVs that does not invest in sub-prime loan related securitized products	(6.0)	(1.0)		5.0

(*3)

The disclosure of the sub-prime loan related investment balance as of the end of September 2007 includes the balance held by SIVs that directly relates to the holding of the sub-prime loan related investments (JPY 3.0 billion).

(*4)	The disclosure of the appraisal losses of sub-prime loan related investments includes the full amount (JPY 12.0 billion) of appraisal losses of SIVs that holds sub-prime loan related investments.

Mitsubishi UFJ Financial Group, Inc.

•

We recorded a loss of approximately ¥55.0 billion regarding sub-prime loan related investments and SIV investments for the nine months between April and December 2007, mainly due to impairment on our SIV investments. (This comprises of ¥9.0 billion in impairment on sub-prime loan related investments, ¥44.0 billion in impairment on SIV investments, and ¥2.0 billion in losses on the sale of SIVs, which are [            ] above.)

•

The balance of sub-prime loan related investments (excluding SIVs) as of end of December 2007 was approximately ¥243.0 billion, a decrease of ¥16.0 billion from end of September, mainly due to redemption. The appraisal losses on such investments as of end of December was approximately ¥30.0 billion, a decrease of ¥22.0 billion from end of September, mainly due to the decline in market prices of our ABS investments. For reference, approximately 96% of our sub-prime loan related investments (excluding SIVs) were rated triple A as of end of December 2007, which is unchanged from end of September.

•

The balance of investments in SIVs as of end of December 2007 was approximately ¥39.0 billion, a decrease of ¥50.0 billion from end of September, mainly due to impairment caused by the decline in credit ratings and the worsening of market conditions. The appraisal loss on such investments after impairment was approximately ¥1.0 billion.

•

For reference, the balance of sub-prime loan related investments guaranteed by monoline insurers is almost nil as of end of December 2007. Though we hold securitized products such as CLOs that are guaranteed by monoline insurers, nearly all of these are rated triple A without the monoline guarantee. In addition, we do not have any lending or credit derivative transactions with monoline insurers.

Mitsubishi UFJ Financial Group, Inc.

II. Summary Report for the nine months ended December 31, 2007

1. Financial Results

MUFG Consolidated

	(in billions of yen)
	For the nine months ended December 31, 2007 (A)	For the nine months ended December 31, 2006 (B)	Increase (Decrease) (A) - (B)
Gross profits	2,559.8	2,687.1	(127.3)
(Gross profits before credit related costs for trust accounts)	2,559.9	2,687.2	(127.3)
Net interest income	1,385.9	1,379.8	6.1
Trust fees	112.0	113.1	(1.0)
Credit related costs for trust accounts (1)	(0.0)	(0.0)	0.0
Net fees and commissions	796.1	839.9	(43.8)
Net trading profits	256.7	207.9	48.8
Net other business profits	8.9	146.3	(137.4)
Net gains (losses) on debt securities	(5.3)	6.2	(11.5)
General and administrative expenses	1,574.5	1,535.9	38.5
Amortization of goodwill	9.5	6.4	3.1
Net business profits before provision for general allowance for credit losses, credit related costs for trust accounts and amortization of goodwill	994.9	1,157.7	(162.7)
Net business profits before provision for general allowance for credit losses and credit related costs for trust accounts	985.4	1,151.3	(165.9)
Provision for general allowance for credit losses (2)	11.4	—	11.4
Net business profits*	996.8	1,151.2	(154.4)
Net non-recurring gains (losses)	(331.7)	(187.2)	(144.5)
Credit related costs (3)	(345.8)	(133.2)	(212.6)
Losses on loan write-offs	(156.9)	(121.1)	(35.7)
Provision for specific allowance for credit losses	(170.9)	—	(170.9)
Other credit related costs	(18.0)	(12.0)	(6.0)
Net gains (losses) on equity securities	36.9	17.9	19.0
Gains on sales of equity securities	115.1	54.0	61.0
Losses on sales of equity securities	(7.1)	(1.6)	(5.5)
Losses on write down of equity securities	(71.0)	(34.5)	(36.5)
Profits (losses) from investments in affiliates	12.8	(32.6)	45.4
Other non-recurring gains (losses)	(35.6)	(39.3)	3.6

Ordinary profits	665.0	963.9	(298.9)

Net extraordinary gains (losses)	(32.9)	186.2	(219.2)
Gains on loans written-off	31.2	94.7	(63.4)
Reversal of allowance for credit losses (4)	—	140.0	(140.0)
Provision for reserve for losses related to business restructuring	(62.4)	—	(62.4)
Income before income taxes and others	632.0	1,150.2	(518.1)
Income taxes-current	66.6	87.6	(20.9)
Income taxes-deferred	196.0	301.8	(105.8)
Minority interests	54.6	70.1	(15.4)

Net income	314.6	690.5	(375.8)

Note:

*       Net business profits = Banking subsidiaries’ net business profits + Other consolidated entities’ gross profits - Other consolidated entities’ general and administrative expenses - Other consolidated entities’ provision for general allowance for credit losses - Amortization of goodwill - Inter-company transactions

(Reference)
Total credit related costs (1)+(2)+(3)+(4)	(334.4)	6.7	(341.2)

Mitsubishi UFJ Financial Group, Inc.

BTMU and MUTB Combined

	(in billions of yen)
	For the nine months ended December 31, 2007 (A)	For the nine months ended December 31, 2006 (B)	Increase (Decrease) (A) - (B)
Gross profits	1,642.6	1,718.4	(75.8)
(Gross profits before credit related costs for trust accounts)	1,642.6	1,718.5	(75.8)
Net interest income	1,030.7	998.9	31.7
Trust fees	84.1	82.0	2.0
Credit related costs for trust accounts (1)	(0.0)	(0.0)	0.0
Net fees and commissions	371.5	401.3	(29.7)
Net trading profits	140.2	104.6	35.5
Net other business profits	15.9	131.3	(115.3)
Net gains (losses) on debt securities	8.6	6.3	2.2
General and administrative expenses	962.1	936.2	25.9
Net business profits before provision for general allowance for credit losses and credit related costs for trust accounts	680.5	782.3	(101.8)
Provision for general allowance for credit losses (2)	11.1	—	11.1
Net business profits	691.6	782.2	(90.5)
Net non-recurring gains (losses)	(195.5)	(118.9)	(76.5)
Credit related costs (3)	(198.5)	(89.6)	(108.9)
Losses on loan write-offs	(109.3)	(73.2)	(36.0)
Provision for specific allowance for credit losses	(80.4)	—	(80.4)
Other credit related costs	(8.7)	(16.3)	7.6
Net gains (losses) on equity securities	10.0	3.3	6.7
Gains on sales of equity securities	89.7	42.9	46.7
Losses on sales of equity securities	(6.6)	(1.2)	(5.4)
Losses on write down of equity securities	(72.9)	(38.3)	(34.6)
Other non-recurring gains (losses)	(7.0)	(32.6)	25.5

Ordinary profits	496.0	663.2	(167.1)

Net extraordinary gains (losses)	41.4	246.1	(204.7)
Reversal of allowance for credit losses (4)	—	204.1	(204.1)
Reversal of reserve for contingent losses included in credit related costs (5)	0.5	—	0.5
Income before income taxes	537.4	909.3	(371.9)
Income taxes-current	17.6	13.5	4.0
Income taxes refund	9.8	—	9.8
Income taxes-deferred	194.0	226.1	(32.0)

Net income	335.5	669.7	(334.1)

(Reference)
Total credit related costs (1)+(2)+(3)+(4)+(5)	(186.7)	114.4	(301.2)

Mitsubishi UFJ Financial Group, Inc.

BTMU Non-consolidated

	(in billions of yen)
	For the nine months ended December 31, 2007 (A)	For the nine months ended December 31, 2006 (B)	Increase (Decrease) (A) - (B)
Gross profits	1,355.4	1,387.9	(32.4)
Net interest income	889.4	839.8	49.6
Net fees and commissions	285.3	307.7	(22.3)
Net trading profits	135.4	91.7	43.6
Net other business profits	45.1	148.5	(103.4)
Net gains (losses) on debt securities	33.8	17.3	16.5
General and administrative expenses	814.1	786.4	27.6
Net business profits before provision for general allowance for credit losses	541.2	601.4	(60.1)
Provision for general allowance for credit losses (1)	8.7	—	8.7
Net business profits	550.0	601.4	(51.4)
Net non-recurring gains (losses)	(181.0)	(123.2)	(57.7)
Credit related costs (2)	(190.6)	(99.1)	(91.5)
Losses on loan write-offs	(108.1)	(72.5)	(35.6)
Provision for specific allowance for credit losses	(72.5)	—	(72.5)
Other credit related costs	(9.8)	(26.5)	16.6
Net gains (losses) on equity securities	18.5	2.6	15.8
Gains on sales of equity securities	80.4	34.6	45.7
Losses on sales of equity securities	(5.5)	(0.6)	(4.8)
Losses on write down of equity securities	(56.4)	(31.3)	(25.0)
Other non-recurring gains (losses)	(8.9)	(26.8)	17.8

Ordinary profits	368.9	478.1	(109.2)

Net extraordinary gains (losses)	38.1	210.0	(171.8)
Reversal of allowance for credit losses (3)	—	172.2	(172.2)
Income before income taxes	407.1	688.1	(281.0)
Income taxes-current	17.8	13.2	4.6
Income taxes refund	9.8	—	9.8
Income taxes-deferred	136.4	180.5	(44.0)

Net income	262.6	494.4	(231.8)

(Reference)
Total credit related costs (1)+(2)+(3)	(181.8)	73.1	(255.0)

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

	(in billions of yen)
	For the nine months ended December 31, 2007 (A)	For the nine months ended December 31, 2006 (B)	Increase (Decrease) (A) - (B)
Gross profits	287.1	330.4	(43.3)
(Gross profits before credit related costs for trust accounts)	287.2	330.5	(43.3)
Net interest income	141.2	159.1	(17.9)
Trust fees	84.1	82.0	2.0
Credit related costs for trust accounts (1)	(0.0)	(0.0)	0.0
Net fees and commissions	86.2	93.6	(7.3)
Net trading profits	4.8	12.9	(8.0)
Net other business profits	(29.2)	(17.2)	(11.9)
Net gains (losses) on debt securities	(25.2)	(10.9)	(14.2)
General and administrative expenses	147.9	149.7	(1.7)
Net business profits before provision for general allowance for credit losses and credit related costs for trust accounts	139.2	180.8	(41.6)
Provision for general allowance for credit losses (2)	2.4	—	2.4
Net business profits	141.6	180.7	(39.1)
Net non-recurring gains (losses)	(14.5)	4.2	(18.8)
Credit related costs (3)	(7.9)	9.4	(17.4)
Losses on loan write-offs	(1.1)	(0.7)	(0.4)
Provision for specific allowance for credit losses	(7.8)	—	(7.8)
Other credit related costs	1.1	10.2	(9.0)
Net gains (losses) on equity securities	(8.4)	0.6	(9.1)
Gains on sales of equity securities	9.2	8.2	1.0
Losses on sales of equity securities	(1.1)	(0.5)	(0.5)
Losses on write down of equity securities	(16.5)	(6.9)	(9.5)
Other non-recurring gains (losses)	1.8	(5.8)	7.7

Ordinary profits	127.1	185.0	(57.9)

Net extraordinary gains (losses)	3.2	36.1	(32.8)
Reversal of allowance for credit losses (4)	—	31.9	(31.9)
Reversal of reserve for contingent losses included in credit related costs (5)	0.5	—	0.5
Income before income taxes	130.3	221.1	(90.8)
Income taxes-current	(0.1)	0.3	(0.5)
Income taxes-deferred	57.5	45.5	12.0

Net income	72.9	175.2	(102.3)

(Reference)
Total credit related costs (1)+(2)+(3)+(4)+(5)	(4.9)	41.3	(46.2)

Mitsubishi UFJ Financial Group, Inc.

2. Non-performing Loans Based on the Financial Reconstruction Law

BTMU and MUTB Combined including Trust Accounts

	(in billions of yen)
	As of December 31, 2007	As of December 31, 2006	As of March 31, 2007 (Reference)
Bankrupt and de facto bankrupt	105.4	122.1	115.9
Doubtful	706.6	455.2	647.9
Special attention	324.3	619.9	562.0

Total non-performing loans (A)	1,136.4	1,197.4	1,325.8

Total loans (B)	93,298.4	89,682.0	90,594.0

Non-performing loan ratio (A) / (B)	1.21%	1.33%	1.46%
BTMU Non-consolidated : Banking Accounts
	(in billions of yen)
	As of December 31, 2007	As of December 31, 2006	As of March 31, 2007 (Reference)
Bankrupt and de facto bankrupt	95.5	111.3	107.3
Doubtful	640.0	417.9	575.5
Special attention	285.1	514.9	474.3

Total non-performing loans (A)	1,020.7	1,044.2	1,157.3

Total loans (B)	83,205.0	79,374.4	80,232.3

Non-performing loan ratio (A) / (B)	1.22%	1.31%	1.44%
MUTB Non-consolidated : Banking Accounts
	(in billions of yen)
	As of December 31, 2007	As of December 31, 2006	As of March 31, 2007 (Reference)
Bankrupt and de facto bankrupt	9.7	10.6	8.3
Doubtful	66.4	37.0	72.1
Special attention	38.5	103.9	86.7

Total non-performing loans (A)	114.7	151.6	167.2

Total loans (B)	9,937.4	10,133.5	10,190.8

Non-performing loan ratio (A) / (B)	1.15%	1.49%	1.64%
MUTB Non-consolidated : Trust Accounts
	(in billions of yen)
	As of December 31, 2007	As of December 31, 2006	As of March 31, 2007 (Reference)
Bankrupt and de facto bankrupt	0.1	0.2	0.2
Doubtful	0.1	0.3	0.1
Special attention	0.6	0.9	0.8

Total non-performing loans (A)	0.9	1.4	1.3

Total loans (B)	155.9	174.0	170.8

Non-performing loan ratio (A) / (B)	0.59%	0.84%	0.77%

Note:

The figures shown above are classified by the claims category under Article 4 of the “Ordinance for Enforcement of the Law concerning Emergency Measures for the Revitalization of Financial Functions”. The results of the self-assessment as of December 31, 2007 and as of December 31, 2006 are reflected in the figures for each relevant date, except with respect to some assets which are not material.

Mitsubishi UFJ Financial Group, Inc.

3. Return on Equity

MUFG Consolidated

	(%)
	For the nine months ended December 31, 2007	For the fiscal year ended March 31, 2007 (Reference)
ROE *	6.55	14.97

Note: * ROE is computed as follows:

[For the nine months ended December 31, 2007]

Net income × 4 / 3 - Equivalent of annual dividends on nonconvertible preferred stocks	x 100

{(Total shareholders’ equity at the beginning of the period - Number of nonconvertible preferred shares at the beginning of the period × Issue price + Foreign currency translation adjustments at the beginning of the period) + (Total shareholders’ equity at the end of the period - Number of nonconvertible preferred shares at the end of the period × Issue price + Foreign currency translation adjustments at the end of the period)} / 2

[For the fiscal year ended March 31, 2007]

Net income - Annual dividends on nonconvertible preferred stocks	x 100

{(Total shareholders’ equity at the beginning of the period - Number of nonconvertible preferred shares at the beginning of the period × Issue price + Foreign currency translation adjustments at the beginning of the period) + (Total shareholders’ equity at the end of the period - Number of nonconvertible preferred shares at the end of the period × Issue price + Foreign currency translation adjustments at the end of the period)} / 2

4. Average Interest Rate Spread

BTMU and MUTB Combined

(Domestic business segment)

	(%)
	For the nine months ended December 31, 2007	For the fiscal year ended March 31, 2007 (Reference)
Average interest rate on loans and bills discounted	1.72	1.48
Average interest rate on deposits and NCD	0.26	0.12
Interest rate spread	1.45	1.35

Mitsubishi UFJ Financial Group, Inc.

5. Fair Value Information on Investment Securities

MUFG Consolidated

Following tables include:

“Investment securities”, negotiable certificates of deposits in “Cash and due from banks”, beneficiary certificates of commodity investment trusts in “Commercial paper and other debt purchased” and others.

Net unrealized gains (losses) are determined based on the fair values at the end of the fiscal period.

	(in billions of yen)
	As of December 31, 2007
	Amount on consolidated balance sheet	Net unrealized gains (losses)	Unrealized gains	Unrealized losses
Debt securities being held to maturity	3,049.0	12.9	16.2	3.2

	(in billions of yen)
	As of December 31, 2007
	Amount on consolidated balance sheet	Net unrealized gains (losses)	Unrealized gains	Unrealized losses
Other securities	39,336.2	2,330.8	2,950.5	619.7
Domestic equity securities	6,776.1	2,386.9	2,626.3	239.3
Domestic bonds	17,367.0	(33.0)	28.4	61.4
Other	15,193.0	(23.0)	295.8	318.9
Foreign equity securities	280.3	144.5	147.4	2.9
Foreign bonds	9,295.5	(61.7)	31.9	93.6
Other	5,617.0	(105.8)	116.4	222.2

	(in billions of yen)
	As of December 31, 2006
	Amount on consolidated balance sheet	Net unrealized gains (losses)	Unrealized gains	Unrealized losses
Debt securities being held to maturity	3,299.2	(3.4)	6.4	9.9

	(in billions of yen)
	As of December 31, 2006
	Amount on consolidated balance sheet	Net unrealized gains (losses)	Unrealized gains	Unrealized losses
Other securities	43,375.3	3,116.7	3,484.9	368.2
Domestic equity securities	7,473.0	3,009.9	3,126.9	116.9
Domestic bonds	22,922.4	(111.0)	8.8	119.9
Other	12,979.8	217.8	349.1	131.3

(Reference)

	(in billions of yen)
	As of March 31, 2007
	Amount on consolidated balance sheet	Net unrealized gains (losses)	Unrealized gains	Unrealized losses
Debt securities being held to maturity	3,255.8	0.9	9.0	8.1

	(in billions of yen)
	As of March 31, 2007
	Amount on consolidated balance sheet	Net unrealized gains (losses)	Unrealized gains	Unrealized losses
Other securities	42,791.3	3,384.2	3,693.2	309.0
Domestic equity securities	7,661.6	3,221.3	3,322.5	101.2
Domestic bonds	22,061.9	(70.3)	17.4	87.7
Other	13,067.8	233.3	353.3	120.0

Mitsubishi UFJ Financial Group, Inc.

BTMU Non-consolidated

Following tables include:

“Investment securities”, negotiable certificates of deposits in “Cash and due from banks”, beneficiary certificates of commodity investment trusts in “Commercial paper and other debt purchased” and others.

Net unrealized gains (losses) are determined based on the fair values at the end of the fiscal period.

	(in billions of yen)
	As of December 31, 2007
	Amount on balance sheet	Net unrealized gains (losses)	Unrealized gains	Unrealized losses
Debt securities being held to maturity	1,995.7	(0.5)	0.4	0.9
Stocks of subsidiaries and affiliates	560.1	294.8	338.3	43.4

	(in billions of yen)
	As of December 31, 2007
	Amount on balance sheet	Net unrealized gains (losses)	Unrealized gains	Unrealized losses
Other securities	31,501.9	1,591.7	2,102.9	511.2
Domestic equity securities	5,367.2	1,599.9	1,816.5	216.6
Domestic bonds	14,579.3	(43.8)	16.1	60.0
Other	11,555.3	35.6	270.1	234.5

	(in billions of yen)
	As of December 31, 2006
	Amount on balance sheet	Net unrealized gains (losses)	Unrealized gains	Unrealized losses
Debt securities being held to maturity	2,359.4	(7.2)	0.0	7.2
Stocks of subsidiaries and affiliates	501.5	628.3	631.3	2.9

	(in billions of yen)
	As of December 31, 2006
	Amount on balance sheet	Net unrealized gains (losses)	Unrealized gains	Unrealized losses
Other securities	35,624.8	2,168.4	2,478.1	309.6
Domestic equity securities	5,925.6	2,052.1	2,165.0	112.8
Domestic bonds	20,097.4	(106.0)	5.2	111.3
Other	9,601.7	222.3	307.7	85.4

(Reference)

	(in billions of yen)
	As of March 31, 2007
	Amount on balance sheet	Net unrealized gains (losses)	Unrealized gains	Unrealized losses
Debt securities being held to maturity	2,249.6	(5.8)	0.0	5.8
Stocks of subsidiaries and affiliates	501.5	622.5	623.4	0.8

	(in billions of yen)
	As of March 31, 2007
	Amount on balance sheet	Net unrealized gains (losses)	Unrealized gains	Unrealized losses
Other securities	35,160.5	2,383.9	2,648.1	264.2
Domestic equity securities	6,090.2	2,230.8	2,330.7	99.9
Domestic bonds	19,398.7	(76.8)	9.0	85.8
Other	9,671.6	229.9	308.3	78.4

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

Following tables include:

“Investment securities”, Beneficiary certificates of commodity investment trusts in “Commercial paper and other debt purchased” and others.

Net unrealized gains (losses) are determined based on the fair values at the end of the fiscal period.

	(in billions of yen)
	As of December 31, 2007
	Amount on balance sheet	Net unrealized gains (losses)	Unrealized gains	Unrealized losses
Debt securities being held to maturity	912.8	14.2	14.2	—
Stocks of subsidiaries and affiliates	6.4	(0.5)	—	0.5

	(in billions of yen)
	As of December 31, 2007
	Amount on balance sheet	Net unrealized gains (losses)	Unrealized gains	Unrealized losses
Other securities	5,974.2	445.6	531.8	86.1
Domestic equity securities	1,304.3	468.0	503.1	35.1
Domestic bonds	2,343.9	9.7	10.3	0.6
Other	2,325.9	(32.0)	18.3	50.3

	(in billions of yen)
	As of December 31, 2006
	Amount on balance sheet	Net unrealized gains (losses)	Unrealized gains	Unrealized losses
Debt securities being held to maturity	812.7	5.2	5.2	0.0
Stocks of subsidiaries and affiliates	—	—	—	—

	(in billions of yen)
	As of December 31, 2006
	Amount on balance sheet	Net unrealized gains (losses)	Unrealized gains	Unrealized losses
Other securities	5,921.3	612.1	650.2	38.1
Domestic equity securities	1,452.3	593.0	616.0	22.9
Domestic bonds	2,416.0	(0.9)	3.7	4.6
Other	2,052.8	20.0	30.5	10.5

(Reference)

	(in billions of yen)
	As of March 31, 2007
	Amount on balance sheet	Net unrealized gains (losses)	Unrealized gains	Unrealized losses
Debt securities being held to maturity	875.6	7.7	7.7	0.0
Stocks of subsidiaries and affiliates	1.9	(0.0)	—	0.0

	(in billions of yen)
	As of March 31, 2007
	Amount on balance sheet	Net unrealized gains (losses)	Unrealized gains	Unrealized losses
Other securities	5,818.4	686.2	710.8	24.5
Domestic equity securities	1,510.7	651.8	667.9	16.1
Domestic bonds	2,272.7	7.5	8.0	0.5
Other	2,034.9	26.8	34.8	7.9

Mitsubishi UFJ Financial Group, Inc.

6. Loans and Deposits

BTMU and MUTB Combined

	(in billions of yen)
	As of December 31, 2007	As of December 31, 2006	As of March 31, 2007 (Reference)
Deposits (ending balance)	114,713.3	109,885.4	112,041.3
Deposits (average balance)	111,255.2	110,124.4	110,056.1
Loans (ending balance)	80,350.3	80,639.5	78,085.4
Loans (average balance)	78,078.5	79,923.1	79,633.7

7. Domestic Deposits

BTMU and MUTB Combined

	(in billions of yen)
	As of December 31, 2007	As of December 31, 2006	As of March 31, 2007 (Reference)
Individuals	62,884.2	61,112.0	60,858.3
Corporations and others	37,958.0	38,275.6	40,840.2
Domestic deposits	100,842.3	99,387.6	101,698.5

Note: Amounts do not include negotiable certificates of deposit and JOM accounts.

8. Domestic Consumer Loans

BTMU and MUTB Combined : Banking Accounts

	(in billions of yen)
	As of December 31, 2007	As of December 31, 2006	As of March 31, 2007 (Reference)
Total domestic consumer loans	17,977.7	18,450.7	18,236.2
Housing loans	16,965.6	17,268.0	17,098.6
Others	1,012.1	1,182.7	1,137.6

MUTB Non-consolidated : Trust Accounts

	(in billions of yen)
	As of December 31, 2007	As of December 31, 2006	As of March 31, 2007 (Reference)
Total domestic consumer loans	86.8	94.1	92.7
Housing loans	85.8	92.8	91.5
Others	0.9	1.2	1.1

9. Domestic Loans to Small / Medium-sized Companies and Proprietors

BTMU and MUTB Combined : Banking Accounts

	(in billions of yen)
	As of December 31, 2007	As of December 31, 2006	As of March 31, 2007 (Reference)
Domestic loans to small / medium-sized companies and Proprietors	43,500.9	44,243.6	43,804.9
Percentage to total domestic loans	64.17%	62.61%	64.46%

MUTB Non-consolidated : Trust Accounts

	(in billions of yen)
	As of December 31, 2007	As of December 31, 2006	As of March 31, 2007 (Reference)
Domestic loans to small / medium-sized companies and Proprietors	236.6	272.6	272.2
Percentage to total domestic loans	85.65%	82.03%	85.40%

Mitsubishi UFJ Financial Group, Inc.

10. Tax Effects of the Items Comprising Net Deferred Tax Assets

BTMU Non-consolidated

	(in billions of yen)
	As of December 31, 2007	Changes from March 31, 2007
Deferred tax assets	1,294.9	(194.1)
Net operating losses carried forwards	753.4	(151.7)
Allowance for credit losses	433.3	3.8
Write-down on investment securities	208.9	(10.3)
Reserve for employees’ retirement benefits	80.7	(8.8)
Other	429.6	(21.4)
Valuation allowance	(611.1)	(5.6)
Deferred tax liabilities	980.1	(314.0)
Unrealized gains on other securities	721.7	(275.0)
Revaluation gaines on securities upon merger	169.1	(44.2)
Other	89.2	5.3
Net deferred tax assets	314.8	119.8

MUTB Non-consolidated

	(in billions of yen)
	As of December 31, 2007	Changes from March 31, 2007
Deferred tax assets	160.2	(55.4)
Net operating losses carried forwards	102.7	(53.9)
Write-down on investment securities	78.5	3.7
Allowance for credit losses	41.1	0.5
Other	48.8	7.8
Valuation allowance	(111.0)	(13.6)
Deferred tax liabilities	219.8	(88.0)
Unrealized gains on other securities	188.6	(90.3)
Other	31.2	2.2
Net deferred tax assets	(59.6)	32.6

15